82-1370

SUPPL

VECTOR
Corporate Finance Lawyers

1040-999 W. Hastings Street
Vancouver, BC, Canada V6C 2W2
Tel: 604.683.1102
Fax: 604.683.2643

e-mail: slockwood@vectorlaw.com
File No. 1709

June 18, 2002

VIA COURIER

Attention: Christine Zenith (I-Z)
Capital Markets Regulation Division

British Columbia Securities Commission
P.O. Box 10142, Pacific Centre
9th Floor, 701 West Georgia Street
Vancouver, B.C. V7Y 1L2

Attention: Continuous Disclosure

Alberta Securities Commission
10025 Jasper Avenue, 21st Floor
Edmonton, Alberta [redacted]

Dear Sirs:

re: Skinny Technologies Inc. (the "Company")
Filing of BC Form 45-902F (formerly Form 20), Report of Exempt Distribution

On behalf of the Company, we enclose the following documentation:

1. BC Form 45-902F, dated June 14, 2002, which has been originally executed by Stewart L. Lockwood, a director of the Company.

2. (a) Fee Checklist, Securities Act Regulation (British Columbia), together with cheque drawn on the Company's account in the amount of $100 payable to the "British Columbia Securities Commission" in payment of the requisite filing fee.
   (b) Cheque drawn on the Company's account in the amount of $100 payable to the "Provincial Treasurer of Alberta" in payment of the requisite filing fee.

We trust you will find the same in order.

dlw 6/28

Yours very truly,
VECTOR Corporate Finance Lawyers

Per: Kelly James
For Stewart L. Lockwood

kj
Encl.

cc: TSX Venture Exchange (Attn: Index Analyst, Corporate Finance Services, w/encl.#1)
Securities & Exchange Commission, Division of Corporate Finance - Exemption No. 82-1370, w/encl.#1
Skinny Technologies Inc. (Attn: Daniel C. Walters, w/o encls.)

p:\clients\1-sedar\skinny\pp\april2002\f20-bcsc1.doc

482-1370

BC FORM 45-902F (Formerly Form 20)

Securities Act (British Columbia)

Report of Exempt Distribution

1. **State the full name, address and telephone number of issuer of the security distributed.**

Skinny Technologies Inc.
Name of Issuer

1400 – 1500 West Georgia Street, Vancouver, B.C. V6G 2Z6
Address

(604) 687-0701
Telephone Number

2. **State whether the Issuer is or is not a reporting issuer and, if reporting, the jurisdictions in which it is reporting.**

The Issuer is a reporting issuer in the provinces of British Columbia and Alberta.

3. **State whether the issuer is listed or quoted on any stock exchange or trading or quotation system and, if so, which stock exchange or trading or quotation system.**

TSX Venture Exchange

4. **Describe the type of security and the aggregate number distributed. If the security is convertible or exchangeable, describe the type of underlying security, the terms of exercise or conversion and any expiry date.**

2,250,000 Common Shares without par value.

5. **Provide the following information for each type of security distributed. Consult Multilateral Instrument 45-102, *Resale of Securities*, to determine what restricted or seasoning period applies to the security.**

Full name of purchaser and municipality and jurisdiction of residence	Number of securities purchased	Date of distribution	Price per security/total purchase price ($Cdn.)	Exemption relied on	Length of any restricted or seasoning period
Bradley T. Aelicks Vancouver, B.C.	380,000 Common Shares	June 11, 2002	$0.10/$38,000	MI 45-103, s. 3.1	4 months
Cindy Keehn Burnaby, B.C.	10,000 Common Shares	June 11, 2002	$0.10/$1,000	MI 45-103, s. 3.1	4 months

Full name of purchaser and municipality and jurisdiction of residence	Number of securities purchased	Date of distribution	Price per security/total purchase price ($Cdn.)	Exemption relied on	Length of any restricted or seasoning period
Comar Services Inc. Roadtown, Tortola, BVI	500,000 Common Shares	June 11, 2002	$0.10/$50,000	MI 45-103, s. 3.1	4 months and one day
Norman & Diane Briscoe Fort McMurray, AB	150,000 Common Shares	June 11, 2002	$0.10/$15,000	MI 45-103, s. 3.1	4 months and one day
Philip Andrew Roeske Lloyd Neck, NY	150,000 Common Shares	June 11, 2002	$0.10/$15,000	MI 45-103, s. 3.1	4 months and one day
Ronald Shavchook Edmonton, AB	100,000 Common Shares	June 11, 2002	$0.10/$10,000	MI 45-103, s. 3.1	4 months and one day
Chris Pruzinsky Stratford, CT	100,000 Common Shares	June 11, 2002	$0.10/$10,000	MI 45-103, s. 3.1	4 months and one day
Thomas N. Gray Minneapolis, MN	100,000 Common Shares	June 11, 2002	$0.10/$10,000	MI 45-103, s. 3.1	4 months and one day
Marc Steel Thornton, PA	80,000 Common Shares	June 11, 2002	$0.10/$8,000	MI 45-103, s. 3.1	4 months and one day
Richard Carnes Tulare, CA	75,000 Common Shares	June 11, 2002	$0.10/$7,500	MI 45-103, s. 3.1	4 months and one day
Murray G. Chan Surrey, B.C.	70,000 Common Shares	June 11, 2002	$0.10/$7,000	MI 45-103, s. 3.1	4 months and one day
Rob Gutjahr Surrey, B.C.	50,000 Common Shares	June 11, 2002	$0.10/$5,000	MI 45-103, s. 3.1	4 months and one day
D. Richard Hill Delta, B.C.	50,000 Common Shares	June 11, 2002	$0.10/$5,000	MI 45-103, s. 3.1	4 months and one day
Richard David Williams North Vancouver, B.C.	50,000 Common Shares	June 11, 2002	$0.10/$5,000	MI 45-103, s. 3.1	4 months and one day
Phillip Cleland Windermere, B.C.	50,000 Common Shares	June 11, 2002	$0.10/$5,000	MI 45-103, s. 3.1	4 months and one day
Gordon Kothlow North Vancouver, B.C.	50,000 Common Shares	June 11, 2002	$0.10/$5,000	MI 45-103, s. 3.1	4 months and one day
Maria Ranalli Philadelphia, PA	40,000 Common Shares	June 11, 2002	$0.10/$4,000	MI 45-103, s. 3.1	4 months and one day
Brian and Susan Shavchook Edmonton, AB	30,000 Common Shares	June 11, 2002	$0.10/$3,000	MI 45-103, s. 3.1	4 months and one day

Full name of purchaser and municipality and jurisdiction of residence	Number of securities purchased	Date of distribution	Price per security/total purchase price ($Cdn.)	Exemption relied on	Length of any restricted or seasoning period
Clyde Hunter Penticton, B.C.	30,000 Common Shares	June 11, 2002	$0.10/$3,000	MI 45-103, s. 3.1	4 months and one day
Robert Strelioff Calgary, AB	30,000 Common Shares	June 11, 2002	$0.10/$3,000	MI 45-103, s. 3.1	4 months and one day
Terence Mercer Vancouver, B.C.	20,000 Common Shares	June 11, 2002	$0.10/$2,000	MI 45-103, s. 3.1	4 months and one day
Donald A. Rozell Invermere, B.C.	20,000 Common Shares	June 11, 2002	$0.10/$2,000	MI 45-103, s. 3.1	4 months and one day
David W. Smith Qualicum Beach, B.C.	10,000 Common Shares	June 11, 2002	$0.10/$1,000	MI 45-103, s. 3.1	4 months and one day
Len Stone Burnaby, B.C.	10,000 Common Shares	June 11, 2002	$0.10/$1,000	MI 45-103, s. 3.1	4 months and one day
Patricia Salmond Vancouver, B.C.	10,000 Common Shares	June 11, 2002	$0.10/$1,000	MI 45-103, s. 3.1	4 months and one day
Fredric T. Samorodin Vancouver, B.C.	10,000 Common Shares	June 11, 2002	$0.10/$1,000	MI 45-103, s. 3.1	4 months and one day
Linda Rickert Mission, B.C.	10,000 Common Shares	June 11, 2002	$0.10/$1,000	MI 45-103, s. 3.1	4 months and one day
Edgar R. Dechaux Surrey, B.C.	10,000 Common Shares	June 11, 2002	$0.10/$1,000	MI 45-103, s. 3.1	4 months and one day
Paul Conceicao Vancouver, B.C.	10,000 Common Shares	June 11, 2002	$0.10/$1,000	MI 45-103, s. 3.1	4 months and one day
Chris Morley Burnaby, B.C.	10,000 Common Shares	June 11, 2002	$0.10/$1,000	MI 45-103, s. 3.1	4 months and one day
Richard Korejwo Courtenay, B.C.	5,000 Common Shares	June 11, 2002	$0.10/$500	MI 45-103, s. 3.1	4 months and one day
Kim Soo Vancouver, B.C.	30,000 Common Shares	June 11, 2002	$0.10/$3,000	MI 45-103, s. 3.1	4 months and one day

MI = Multilateral Instrument 45-103, Capital Raising Exemptions

6. **Disclose the following information in a schedule to the Form 45-902F. The information in the schedule is not available to the public.**

Full name and residential address of purchaser	Telephone number and E-mail address of purchaser	Type of security and number purchased	Exemption relied on
	See Schedule "A" attached hereto		

7. **State the total dollar value (Canadian $) of the securities distributed by the issuer to purchasers resident in British Columbia. This total dollar value must be used for calculating the fee payable for filing this report with the British Columbia Securities Commission.**

$89,500

8. **Provide the following information for each person who is being compensated in connection with the distribution(s) of the security. When disclosing compensation paid or to be paid, include discounts, commissions or other fees or payments of a similar nature directly related to the distribution. Do not include payments for services incidental to the trade, such as clerical, printing, legal or accounting services.**

If the compensation is in the form of a security, include the exemption under which the security is being distributed. If the security is being distributed on a later date, the issuer must file a separate Report of Distribution with the applicable filing fee.

n/a

The undersigned hereby certifies that the statements made in this report and in ay schedule to this report are true and correct.

DATED at Vancouver, B.C., this 11th day of June, 2002.

Skinny Technologies Inc.
(Name of Issuer - please print)

Per: [signature]
(Signature of authorized signatory

S. Lockwood, Director
(Name and office of authorized signatory - please print)

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A RECORD REQUIRED TO BE FILED OR PROVIDED UNDER THE SECURITIES ACT THAT, AT THE TIME AND IN THE LIGHT OF CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

INSTRUCTION:

File this report with the British Columbia Securities Commission on or before the 10th day after the distribution of the security with a completed Fee checklist and the required fee. In order to determine the fee payable, consult item 19 of section 22 of the Securities Regulation, R.B.C. Reg. 196/197, as amended. For calculating the fee payable, use the total dollar value of the securities distributed in British Columbia set out in item 7 of this report. Cheques should be made payable to the "British Columbia Securities Commission".

For further information and guidance on preparing and filing this report, please refer to FAQs at www.bcsc.bc.ca.

Notice – Collection and use of personal information

The personal information required under this form is collected on behalf of and used by the British Columbia Securities Commission for the purposes of the administration and enforcement of the Securities Act. All of the information required under this form, except for the information contained in the schedule required under section 6, is made available to the public under the Securities Act. If you have any questions about the collection and use of information, contact the British Columbia Securities Commission, P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, B.C. V7Y 1L2. Telephone: (604) 899-6854. Toll fee in British Columbia and Alberta 1-800-373-6393.

Schedule "A" to BC Form 45-902F

Full name and residential address of purchaser	Telephone number and E-mail address of purchaser	Type of security and number purchased	Exemption relied on
Bradley T. Aelicks 4127 Russell Court North Vancouver, B.C. V7G 2L9	(604) 685-9700 baelicks@napiere.com	380,000 Common Shares	MI 45-103, s. 3.1
Cindy Keehn 6958 Nelson Avenue Burnaby, B.C. V5J 4C1	(604) 685-9700 cekeehn@shaw.ca	10,000 Common Shares	MI 45-103, s. 3.1
Comar Services Inc. P.O. Box 915 The Lake Building First Floor, Wickhams Cay 1 Roadtown, Tortola, BVI	(604) 801-6664	500,000 Common Shares	MI 45-103, s. 3.1
Norman & Diane Briscoe 9918 Manning Avenue Fort McMurray, AB T9H 2B9	(604) 684-4787 bbpc@ccinet.ab.ca	150,000 Common Shares	MI 45-103, s. 3.1
Philip Andrew Roeske 4 Fiddlers Green Spur Lloyd Neck, NY 11743	(212) 292-4990 proeske@dmrco.com	150,000 Common Shares	MI 45-103, s. 3.1
Ronald Shavchook 4412 – 29 Street Edmonton, AB T6T 1G9	(780) 450-5684 rbshav@telusplanet.net	100,000 Common Shares	MI 45-103, s. 3.1
Chris Pruzinsky 232 Housatonic Avenue Stratford, CT 06615	(203) 375-8046 castlegate@aol.com	100,000 Common Shares	MI 45-103, s. 3.1
Thomas N. Gray 121 Washington Avenue S., Unit 1207 Minneapolis, MN 55401	(612) 333-4551	100,000 Common Shares	MI 45-103, s. 3.1
Marc Steel 108 Dilworthtown Road Thornton, PA 19373	(612) 522-0221 mjsteel@bellatlantic.net	80,000 Common Shares	MI 45-103, s. 3.1
Richard Carnes 1626 E. Eastgate Tulare, CA 93274	(559) 259-8852 richard@sunlandfitness.com	75,000 Common Shares	MI 45-103, s. 3.1
Murray G. Chan 101 – 13911 70th Avenue Surrey, B.C. V3W 6B4	(604) 868-4107 murraychan@telus.net	70,000 Common Shares	MI 45-103, s. 3.1
Rob Gutjahr 16789 Beechwood Court Surrey, B.C. V4N 1V8	(604) 583-9833 robgutjahr@shaw.ca	50,000 Common Shares	MI 45-103, s. 3.1
D. Richard Hill 827 Pacific Drive Delta, B.C. V4M 2K2	(604) 948-0434 richard@portal.ca	50,000 Common Shares	MI 45-103, s. 3.1
Richard David Williams 622 West 22nd Street North Vancouver, B.C. V7M 2A7	(604) 685-9700 rdw_fwm@telus.net	50,000 Common Shares	MI 45-103, s. 3.1
Phillip Cleland 4740 Wilnai Place Box 10 Windermere, B.C. V0B 2L0	(250) 342-3145	50,000 Common Shares	MI 45-103, s. 3.1

Full name and residential address of purchaser	Telephone number and E-mail address of purchaser	Type of security and number purchased	Exemption relied on
Gordon Kothlow 3750 Rutherford Crescent North Vancouver, B.C. V7N 2C7	(604) 818-0512 914225@certigard.com	50,000 Common Shares	MI 45-103, s. 3.1
Maria Ranalli 1813 W. Porter Street Philadelphia, PA 19145	(604) 801-6664 TonyRana@aol.com	40,000 Common Shares	MI 45-103, s. 3.1
Brian and Susan Shavchook 7655 – 89 Avenue Edmonton, AB T6C 1N2	(780) 440-1866 rbshav@telusplanet.net	30,000 Common Shares	MI 45-103, s. 3.1
Clyde Hunter 170 Cleland Drive Penticton, B.C. V2A 7L7	(250) 490-3060 chunter@vip.net	30,000 Common Shares	MI 45-103, s. 3.1
Robert Strelioff 236 Hawkland Circle N.W. Calgary, AB T3G 3R6	(204) 668-2528 robrs@autobahn.mb.ca	30,000 Common Shares	MI 45-103, s. 3.1
Terence Mercer #5 – 1445 West 10th Avenue Vancouver, B.C. V6H 1J8	(604) 669-7061 terrymercer@hotmail.com	20,000 Common Shares	MI 45-103, s. 3.1
Donald A. Rozell Box 2501 Invermere, B.C. V0A 1K0	(250) 342-9023	20,000 Common Shares	MI 45-103, s. 3.1
David W. Smith P.O. Box 233 Qualicum Beach, B.C. V9K 1S8	(250) 752-1868	10,000 Common Shares	MI 45-103, s. 3.1
Len Stone 605 Cliff Avenue Burnaby, B.C. V5A 2J2	(604) 294-1195 stones@aebc.com	10,000 Common Shares	MI 45-103, s. 3.1
Patricia Salmond 101 – 1877 Haro Street Vancouver, B.C. V6G 1H3	(604) 687-4114 urbanempire@telus.net	10,000 Common Shares	MI 45-103, s. 3.1
Fredric T. Samorodin 3618 Tanner Street Vancouver, B.C. V5R 5P6	(604) 818-0512 naturalsleep@5pillars.com	10,000 Common Shares	MI 45-103, s. 3.1
Linda Rickert 35225 McEwan Avenue Mission, B.C. V2V 6R4	(604) 818-0512	10,000 Common Shares	MI 45-103, s. 3.1
Edgar R. Dechaux 49 – 6488 168 Street Surrey, B.C. V3S 8Z1	(604) 801-6664 bdechaux@shaw.ca	10,000 Common Shares	MI 45-103, s. 3.1
Paul Conceicao 583 West 18th Avenue Vancouver, B.C. V5Z 1V7	(604) 801-6664	10,000 Common Shares	MI 45-103, s. 3.1
Chris Morley 4880 Boundary Road Burnaby, B.C. V5R 2N9	(604) 830-0515 morley_chris@yahoo.ca	10,000 Common Shares	MI 45-103, s. 3.1
Richard Korejwo 2541 Coleman Road Courtenay, B.C. V9J 1T8	(250) 334-2772 rick@usedbs.com	5,000 Common Shares	MI 45-103, s. 3.1

Full name and residential address of purchaser	**Telephone number and E-mail address of purchaser**	**Type of security and number purchased**	**Exemption relied on**
Kim Soo 2982 West 7th Avenue Vancouver, B.C. V6K 1Z8	(604) 732-3745	30,000 Common Shares	MI 45-103, s. 3.1

MI = Multilateral Instrument 45-103, Capital Raising Exemptions